Filed by Mykrolis Corporation

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: Mykrolis Corporation

Commission File No. 001-16611

This filing relates to the proposed merger of equals transaction pursuant to the terms of that certain Agreement and Plan of Merger, dated as of March 21, 2005 (the “Merger Agreement”), by and among Entegris, Inc., a Minnesota corporation (“Entegris”), Mykrolis Corporation, a Delaware corporation (“Mykrolis”), and Eagle DE, Inc., a Delaware corporation and a wholly-owned subsidiary of Entegris (“Entegris Delaware”). The Merger Agreement is on file with the Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K filed by each of Entegris and Mykrolis on March 21, 2005, and is incorporated by reference into this filing.

The following is the text of questions and answers that Mykrolis has prepared for dissemination to investors and employees, including via Mykrolis’ intranet site.

THE MYKROLIS/ENTEGRIS MERGER: FREQUENTLY ASKED QUESTIONS

Overview of the Merger

What did we announce today?

Briefly stated, we announced that Mykrolis and Entegris have agreed to combine in a merger-of-equals transaction. When the transaction is completed—which we expect will occur in the third calendar quarter—the combined enterprise will be the leading global provider of materials integrity management products and services to the semiconductor, microelectronics and other high-technology industries.

What is this merger all about?

It’s about combining two strong, successful companies to create the global leader in materials integrity management. The new Entegris will focus on purifying, protecting and transporting critical materials—such as liquids, gases, wafers and components—used in the semiconductor, microelectronics and other high-tech industries. The new Entegris will be operationally and financially strong, with significant growth opportunities. Bottom line: new Entegris will be an even better partner to customers and suppliers, an exciting, dynamic, growth-oriented environment for employees, and a company well-positioned to build value for its shareholders.

What will some of the strengths of the combined company be?

We’ll have many strengths! Here are some of them:

•	best-in-class, complementary technologies

•	leading-edge R&D 100% focused on Materials Integrity Management

•	unparalleled expertise in materials and environments

•	a broad range of products, systems and solutions for the entire value chain—including, in semiconductors, every step of the manufacturing process from raw wafer to finished device

•	a proven and successful management team

•	a diverse, blue-chip customer base

•	a global footprint

•	a rock-solid balance sheet

•	a world-class service organization

•	a values-driven culture

Why will the merged company be called Entegris and not Mykrolis, or some other name?

Both names are well-regarded in the marketplace and either name, or a new name, would have worked. We decided to go with the Entegris name partly because it is somewhat older and thus somewhat better known in the marketplace; partly because the combined company will be listed on the NASDAQ National Market, where Entegris currently trades; and partly because it was decided to use Entegris stock as the “currency” for the transaction.

Does that mean that Entegris is acquiring Mykrolis?

No. This is truly a merger of equals. Mykrolis’s CEO, Gideon Argov, will be the CEO of the combined company. Other Mykrolis senior executives will serve on the new Entegris’s senior management team, as will a number of Entegris senior executives. Mykrolis and Entegris will each contribute five directors to the combined company’s Board of Directors, and jointly select another director. The ownership stakes of current Mykrolis and current Entegris shareholders, respectively, in the new Entegris simply reflect the enterprise value of the two companies. But both companies will be full and equal partners in the new Entegris.

What particular strengths do Entegris and Mykrolis, respectively, bring to the table?

Entegris’s expertise is in protecting and transporting critical materials used in semiconductor, microelectronics and other high-technology industries from production to consumption. Mykrolis’s expertise is in controlling microcontamination in the semiconductor manufacturing process through the filtration, purification and handling of process fluids and chemicals. Both companies have a direct role in helping semiconductor, microelectronics and other manufacturers of high-technology products lower defect rates and improve yields.

What makes this time the right time to do this deal? What drove the timing?

It is always the right time to do a deal that makes as much strategic, operational, technological and financial sense as this one does.

Operational Questions

Beyond the executives mentioned in the press release, who will be on the combined company’s senior management team?

It’s really too soon to say. Operational decisions of that sort will be made in due course by the integration team, on which both companies will be represented, and which will make such decisions based on what makes the most sense for the combined enterprise, its customers and its shareholders. We would expect to announce the rest of the members of the new Entegris’s management team at the time of, or perhaps shortly before, completion of the merger.

What are Entegris’s, and Mykrolis’s, principal employee locations?

Entegris is headquartered in Chaska, Minnesota, and has five main employee locations: Chaska; Kulim, Malaysia; Colorado Springs, Colorado; Bad Rappenau, Germany; and Yonezawa, Japan. Mykrolis’s five principal employee locations are Billerica and Franklin, Massachusetts; Allen, Texas; San Diego, California; and Yonezawa, Japan.

What are Mykrolis and Entegris doing to inform our respective customers about the transaction?

Representatives of both companies will be actively communicating with our respective customers today and in the days ahead to discuss the transaction and how it will benefit them.

How long do you expect the operational integration process to take?

Because there is very little overlap between our two companies, the process should be smooth and seamless. Assuming the transaction is completed, as expected, in the third quarter, it should be substantially or entirely completed by the end of this year.

Will Mykrolis and Entegris begin any joint marketing programs prior to completion of the merger?

No. Until the transaction receives regulatory and shareholder approval, both companies will continue to pursue their respective marketing programs and other business activities exactly as before.

Who are the principal customers of Mykrolis and Entegris?

The top customers include semiconductor OEMs such as Applied Materials and Tokyo Electron; semiconductor device makers such as Intel, Samsung and TSMC; semiconductor growers such as Siltronic and MEMC; and electronic component companies such as Seagate.

Employee Questions

When will I know what impact, if any, the transaction will have on me, my job, my responsibilities etc.?

As the release indicates, the companies have identified approximately $15 million in annual cost savings, to be achieved principally through the rationalization of duplicative administrative functions and facilities. It is expected that approximately 5 percent of the combined company’s workforce will be affected by the merger. Necessary staff reductions will be achieved through normal attrition wherever possible. As soon as more specific information is available, we will share it with the affected individuals. Meanwhile, it is very important for every employee, and for the company, that all of us continue to do our jobs, and serve our customers, exactly as before.

How will it be decided which positions are eliminated?

All operational decisions affecting Mykrolis and Entegris employees will be made in due course by the integration team, on which both companies will be represented. Those decisions will be based on careful consideration of what makes the most sense for the combined enterprise, its customers and its shareholders. As soon as decisions are made, they will be promptly communicated to the affected employees.

What sort of severance benefits will employees whose jobs are eliminated receive? Will the company provide enhanced outplacement services?

Our Human Resources team and senior management will be reviewing our plans for such benefits and services in the weeks ahead. Details will be provided to affected employees in due course.

If my job is eliminated, can I apply for another job at the combined company?

It’s our long-standing policy to allow any employee to apply for any open position.

As a Mykrolis employee, should I contact my counterpart at Entegris to begin discussing transition plans?

No. Until the transaction is completed, both companies will continue to pursue their respective business activities as separate, stand-alone enterprises, exactly as before.

What should employees do during the transition period before this merger is completed?

Employees should continue to do their jobs and serve our customers exactly as they did before.

Investor Questions

When will the two companies hold their respective special shareholders’ meetings to approve the deal?

That will depend on when our joint proxy statement/prospectus goes effective and when we clear regulatory review. We hope to hold our respective shareholders’ meetings and complete the transaction in the third calendar quarter.

When can I buy stock in the new company?

Because this is a stock-for-stock deal, an investment in either company’s stock is, in effect, an investment in the “new” company, assuming the transaction is completed.

What will happen to my Mykrolis stock?

It will be exchanged for shares of Entegris based on the agreed-upon exchange ratio. Detailed information and instructions regarding the transaction will be sent to all Entegris and Mykrolis shareholders in due course.

What do I need to do to swap my Mykrolis stock for Entegris stock?

Right now, you do not need to do anything. Detailed information and instructions will be sent to all Entegris and Mykrolis shareholders in due course.

What should I do with my Mykrolis shares? My Entegris shares?

Right now, you do not need to do anything. Detailed information and instructions will be sent to all Mykrolis and Entegris shareholders in due course.

When will I receive proxy materials to vote on the deal?

You will be receiving such materials in due course, and will have sufficient time to carefully review them before voting on the transaction or taking any other action.

Additional Information and Where to Find It

In connection with the proposed transaction, Entegris, Mykrolis and Eagle DE, Inc. (a newly formed corporation that will merge with Entegris to effect the reincorporation of Entegris in the State of

Delaware in connection with the proposed transaction) will file a joint proxy statement/prospectus with the SEC. A registration statement on Form S-4 also will be filed with the SEC. Securityholders of each company and other investors are urged to read the registration statement and the joint proxy statement/prospectus (including any amendments or supplements to the joint proxy statement/prospectus) regarding the proposed transaction when they become available because they will contain important information about Entegris, Mykrolis and the proposed transaction. Stockholders will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about Entegris and Mykrolis, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Entegris, 3500 Lyman Blvd, Chaska, MN 55318, Attention: Investor Relations Dept., telephone: (952) 556-8080, or at irelations@entegris.com or to Mykrolis, 129 Concord Road, Billerica, MA 01821, Attention: Investor Relations Dept., telephone (978) 436-6500, or at investor_relations@mykrolis.com. In addition, investors and security holders may access copies of the documents filed with the SEC by Entegris on Entegris’ website at www.entegris.com, and investors and security holders may access copies of the documents filed with the SEC by Mykrolis on Mykrolis’ website at www.mykrolis.com.

Participants in Solicitation

Mykrolis, Entegris and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Mykrolis’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Mykrolis on March 26, 2004 and in its Annual Report on Form 10-K filed with the SEC on March 11, 2005 and information regarding Entegris’ directors and executive officers is available in its proxy statement on Form DEF 14A filed with the SEC by Entegris on December 15, 2004 and in its Annual Report on Form 10-K filed with the SEC on November 12, 2004. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward-Looking Statements

Certain statements in this filing regarding Mykrolis Corporation, Entegris, Inc., the proposed transaction and the combined company after completion of the proposed transaction constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “expect,” “feel,” “believe,” “may,” “anticipate,” “plan,” “estimate,” “intend,” “should,” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Mykrolis, Entegris, and their respective subsidiaries or industry results, to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others: the risks and factors described in the publicly filed documents of Mykrolis and Entegris, including their most recently filed Forms 10-K; general economic and business conditions and industry trends in the countries in which we operate; currency exchange risks; the continued strength of the industries in which we operate; uncertainties inherent in proposed business strategies and development plans; rapid technological changes; future financial performance, including availability, terms and deployment of capital; availability of qualified personnel; changes in, or the failure or the inability to comply with, government regulation in the countries in which we operate, and adverse outcomes from regulatory proceedings; changes in the nature of key strategic relationships with partners and joint venturers; competitor responses to the products and services of Mykrolis and Entegris, and the overall market acceptance of such products and services, including acceptance of the pricing of such products and services; the ability to achieve the cost savings and synergies contemplated by the proposed merger; the ability to promptly and effectively integrate the businesses of Mykrolis and Entegris; and the diversion of management time on merger-related issues. These forward-looking statements speak only as of the date of this filing. Mykrolis and Entegris expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in the respective expectations of Mykrolis and Entegris with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The transaction is subject to customary closing conditions, including regulatory, stockholder and other third-party consents and approvals.